

November 6, 2013

Via E-mail
Tani Girton
Executive Vice President and
Chief Financial Officer
Bank of Marin Bancorp
504 Redwood Blvd., Suite 100
Novato, CA 94947

> **Re:** **Bank of Marin Bancorp**
> **Form 10-K for Fiscal Period Ended December 31, 2012**
> **Filed March 14, 2013**
> **File No. 001-33572**

Dear Ms. Girton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Period ended December 31, 2012

Investment Securities, page 39

1. We note that you have investments of over $96 million in U.S. states and political subdivisions that comprise 63% of your shareholders' equity at December 31, 2012. Please provide us proposed revised disclosure to be included in future periodic reports that:

- disclose the amortized cost and fair value of your general obligation and special revenue bonds categorized by state, municipality and political subdivision;

- disclose the nature and primary revenue sources for your special revenue bonds;

- disclose any concentrations in state, municipal and political subdivision bonds,

- disclose your procedures for evaluating investments in states, municipalities and political subdivisions and how you factor in the credit ratings of these securities in your investment analysis. Also, tell us the investments for which you performed these procedures and, for those where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency was significantly different than your internal analysis, provide the fair value and amortized cost of those investments, as well as how and why your conclusion differed.

Note 18: Condensed Bank of Marin Bancorp Parent Only Financial Statements
Condensed Unconsolidated Statements of Cash Flows, page 100

2. You classify dividends received by the parent company as cash inflows from financing activities. Please tell us why you classified these cash inflows to the parent company as financing cash flows as opposed to operating cash flows. Please refer to ASC 230-10-45-16 (b) for specific guidance on how to classify dividends received on a statement of cash flows.

Exhibit 31

3. We note here and in your subsequent Form 10-Q for the quarterly periods ended March 31, 2013 and June 30, 2013 that your certifications included as Exhibit 31 contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. In particular, the identification of the certifying individuals at the beginning of the certifications also includes their titles. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Signatures

4. We note that each of Christina J. Cook and Cecilia Situ has signed for the registrant but has not signed in her capacity as Principal Financial Officer and Principal Accounting Officer, respectively, on behalf of the registrant. Please file all future reports in accordance with General Instruction D of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline at (202)551-3851 or me at (202)551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202)551-3552 or Kate McHale at (202)551-3464 with any other questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief